UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2008

000-30842

(Commission File Number)

ASAT Holdings Limited

(Registrant’s name)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

ASAT Holdings Limited (“the Company”) is filing this Form 6-K to confirm the departure of Mr. Jeffery R. Osmun, formerly ASAT’s President and Executive Vice President of Worldwide Sales and Marketing, effective on December 23, 2008. The Company’s sales and marketing functions will now report directly to Joe Martin, Chief Business Officer of ASAT Holdings.

In addition, on December 23, 2008, the Company appointed Mr. Douglas Chun Kuen Tam to its Board of Directors. Mr. Tam replaces Mr. Kevin Kit Tong Kwan who resigned from the Board effective on December 23, 2008.

Mr. Tam, 44, currently holds the position of Regional Sales Director at QPL Limited and brings more than 10 years of semiconductor experience to ASAT’s Board. He received a Bachelor of Science degree from the University of Western Ontario and a Masters of Business Administration from the City University of Hong Kong.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED
Date: December 29, 2008
	By:	/s/ KEI HONG CHUA
	Name:	Kei Hong Chua
	Title:	Chief Financial Officer